PROXY VOTING

At a Special Meeting of Shareholders of
The Giralda Fund, held at the offices of Gemini Fund Services, LLC, 80 Arkay Drive,
Suite 110, Hauppauge, NY 11788, on Friday,
March 15, 2013, shareholders of record as of the close of business on December 14, 2012 voted to approve the following proposal:

Proposal 1: To approve a new Investment
Advisory Agreement between the Northern
Lights Fund Trust and Giralda Advisors, LLC:

Shares Voted		Shares Voted Against
In Favor			     or Abstentions
12,204,632                                        99,086